United States securities and exchange commission logo





                             December 27, 2022

       Suren Ajjarapu
       Chief Executive Officer
       Aesther Healthcare Acquisition Corp.
       515 Madison Avenue, Suite 8078
       New York, New York 10022

                                                        Re: Aesther Healthcare
Acquisition Corp.
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed December 14,
2022
                                                            File No. 001-40793

       Dear Suren Ajjarapu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed December 14, 2022

       Unaudited Pro Forma Condensed Combined Financial Information Basis of Pro Forma Presentation, page 31

   1. Please add footnote disclosure to scenarios 3, 4 and 7 to clarify that the facts and circumstances of these
three scenarios result in the business combination not closing and no shares would
ultimately be issued under the Merger Agreement. For scenario 6, provide disclosure that
clarifies the shares presented would only be issued under the
                                                        Merger Agreement only
to the extent that Ocean waives the minimum cash condition.
                                                        Please address this
comment where similar presentations are also included, such as on pages 8, 130, and 271.
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany27,
December   NameAesther
              2022      Healthcare Acquisition Corp.
December
Page 2    27, 2022 Page 2
FirstName LastName
2. Adjustments to Unaudited Pro Forma Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 40

2. With reference to prior comment 10, please revise footnote (5) disclosures for scenarios 3 and 4 to be consistent with the adjustment amount. In this regard, the adjustment amount is $11.2 million rather than $23.2 million, as neither of the two conditions for closing are met.
3. For footnote (6), it appears that the adjustment amount for scenarios 3 and 4 was not recalculated to account for the reduced payment under footnote (5) in these scenarios. In this regard, it does not appear that there is a negative cash balance under scenario 3 and the negative cash balance under scenario 4 is $12 million less than the adjustment.
Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations, page
43

4. We note that you have reflected the adjustments associated with footnotes (cc) and (dd) to both the annual and the interim statements of operations. Please remove the adjustments from the interim statement of operations, or expand your footnote disclosures to clarify why the expenses would be recognized in both periods.
Certain Unaudited Ocean Biomedical Prospective Financial Information, page 143

5.       We note your response to comment 13 that "the projections prepared by
Ocean
         Biomedical were not shared with AHAC   s Board of Directors except in
summary form,
         prepared by The Mentor Group." This appears to conflict with your disclosure on page
         143 that "Ocean Biomedical   s management prepared certain internal,
unaudited
         prospective financial information primarily for the purpose of preparing a projection of its adjusted free cash flow for internal use by its management. Ocean Biomedical provided
         these financial projections to AHAC in connection with AHAC   s
evaluation of the
         Business Combination." Please revise or otherwise advise. To the extent that AHAC reviewed Ocean Biomedical's projections that were not summarized by The Mentor
         Group, revise to provide Ocean Biomedical's projections that were reviewed by the
         AHAC board.
Guideline Transaction Method, page 148

6.       We note your statement "By 2029, based on Ocean Biomedical's projections of its
         adjusted free cash flow, Ocean Biomedical is expected to be similar to the transacted companies in terms of both size and profitability and so Mentor deemed it appropriate to use the valuations derived from the Guideline Transaction Method in its analysis." Please expand this discussion to explain to what extent, if any, Mentor thought it would be appropriate to discount this value to account for the uncertainty related to Ocean
         Biomedical's actual size and profitability in 2029.
 Suren Ajjarapu
FirstName  LastNameSuren  Ajjarapu
Aesther Healthcare Acquisition Corp.
Comapany27,
December   NameAesther
              2022      Healthcare Acquisition Corp.
December
Page 3    27, 2022 Page 3
FirstName LastName
Related Party Transactions, page 173

7.       Please expand your disclosures under the Promissory Note     Related
Party and Related
         Party Working Capital Loans to clarify that while the Sponsor Extension Loans do not have a stated interest rate, the loans do require the issuance of 1,365,000 shares of AHAC
         Class A common stock to the extent that the Business Combination closes, or a fair value of $13.65 million, which well exceeds the 8% interest rate the Sponsor is subject to.
         Please address this comment throughout your document to clarify that while the loan may not be interest bearing, there is a cost of the loan.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Andy Tucker, Esq.